November 4, 2024

Stephen Yoder
Chief Executive Officer
Pieris Pharmaceuticals, Inc.
225 Franklin Street, 26th Floor
Boston, MA 02110

        Re: Pieris Pharmaceuticals, Inc.
            Amendment No. 3 to Registration Statement on Form S-4
            Filed October 29, 2024
            File No. 333-281459
Dear Stephen Yoder:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4
Palvella Therapeutics, Inc., page 11

1. We acknowledge your response to prior comment 1, which we reissue. We continue to believe that the failure of QTORIN-rapamycin to meet primary clinical trial endpoints in two prior trials targeting Gorlin Syndrome and pachyonychia congenita may be considered material information and should be disclosed in the Summary and
       Palvella's Business section. In this regard, we note: (1) Palvella's current and past product candidates utilize or utilized QTORIN, Palvella's proprietary anhydrous topical gel platform, as a mechanism to deliver rapamycin for the treatment of various targeted diseases; and (2) your disclosure on page 70 that "a failure in any one
       QTORIN-based program may decrease trust in its technology and affect its ability to conduct clinical programs for other QTORIN-based product candidates." Please either
 November 4, 2024
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       revise your disclosure as previously requested or provide an analysis supporting your determination that the information is not material in your response letter.
        Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Laura Crotty at 202-551-
7614 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Joseph Walsh